SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO FORM 8-B

(now Form 8-A)

For registration of certain classes of securities

pursuant to section 12(b) or (g) of the

Securities Exchange Act of 1934

MERCANTILE BANKSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Maryland (State of incorporation or organization)	52-0898572 (I.R.S. Employer Identification No.)

Two Hopkins Plaza, P.O. Box 1477 Baltimore, Maryland (Address of principal executive offices)	21203 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to to be so registered: None	Name of each exchange on which each class is to be registered: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock ($2.00 par value per share)

(Title of class)

Information required in registration statement

The undersigned registrant hereby amends and restates Item 4 and Item 7(b) of its Registration Statement on Form 8-B (a predecessor of Form 8-A), as set forth below:

Item 4. Description of Registrant’s Securities to be Registered (formerly captioned “Capital Stock to be Registered”)

General

Pursuant to its registration statement, dated September 25, 1970, filed with the Commission on Form 8-B, the registrant, Mercantile Bankshares Corporation (the “Corporation”), registered Class A Preferred Stock and Common Stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). The previously registered shares of Class A Preferred Stock are no longer outstanding, each such share having been either redeemed or converted into Common Stock, as set forth in Amendment No. 1 to said registration statement filed under cover of Form 8 on December 20, 1991. This amendment further updates and amends and restates in its entirety Item 4 of the said registration statement on Form 8-B, with respect to the Common Stock. In 1997, Form 8-B was rescinded by the Commission and has been superseded by Form 8-A. The information provided here includes information required for descriptions of the Corporation’s securities under Item 1 of Form 8-A and Item 202 of Regulation S-K. The following is a summary, subject to and qualified in its entirety by the provisions of the Corporation’s charter and bylaws as they may be amended from time to time and provided as exhibits to the Corporation’s reports filed with the Commission.

Common Stock

The Corporation currently has an authorized capital of 130,000,000 shares of Common Stock, par value $2.00 per share, and 2,000,000 shares of Preferred Stock, without par value. Such authorized capital is subject to change, by charter amendment, from time to time. No shares of Preferred Stock are currently outstanding.

All shares of Common Stock participate equally in dividends when and as declared upon the Common Stock by the Board of Directors out of legally available funds and in the net assets of the Corporation available for distribution to the holders of Common Stock upon liquidation. The shares of Common Stock have no preference, conversion, exchange or preemptive rights and are fully paid and nonassessable when issued and paid for with lawful consideration.

Each holder of Common Stock is entitled to one vote per share. There is no provision for cumulative voting. Directors are elected by plurality vote. Amendment of the charter of the Corporation (including changes in the rights of holders of Common Stock) and extraordinary actions (such as certain mergers, consolidations, transfer of all or substantially all the assets of the Corporation, or a statutory share exchange in which the Corporation is not the successor) require the affirmative vote of the holders of at least two-thirds of the outstanding

Common Stock. Additional super-majority voting requirements can arise under the Maryland statutes described elsewhere herein. Other actions requiring stockholder approval generally require either the vote of the holders of a majority of the shares of Common Stock represented at a meeting at which a quorum is present, or a majority of the outstanding shares of Common Stock. The voting requirements are prescribed in various provisions of the Maryland General Corporation Law and the charter and bylaws of the Corporation.

The Board of Directors has, with respect to the 2,000,000 authorized and unissued shares of Preferred Stock, the authority without stockholder vote to classify or reclassify such authorized shares into classes or series of Preferred Stock, setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption. The terms of such Preferred Stock could be expected to include preferences as to dividends or upon liquidation or other provisions which could be superior to or could adversely affect the rights of holders of Common Stock. In addition, such Preferred Stock could be issued with the right to vote as a separate class or other special voting rights on amendments to the Corporation’s charter or bylaws or on mergers, reorganizations or other extraordinary corporate transactions or with other rights that could have the effect of delaying, deferring or preventing a change in control of the Corporation.

The Common Stock and Preferred Stock are governed by the Corporation’s charter and bylaws, as the same may be amended from time to time.

Rights Agreement

In addition, the Corporation has adopted, in 1999, a Stockholder Protection Rights Agreement (the “Rights Agreement”), which superseded and replaced an earlier such agreement adopted in 1989. Under the Rights Agreement, each outstanding share of Common Stock carries one right (a “Right”) to acquire additional securities under certain circumstances. The Rights have been separately registered as “Stock Purchase Rights” under Section 12(g) of the Exchange Act on Form 8-A filed with the Commission on June 11, 1999.

The Rights Agreement may cause substantial dilution to persons or groups whose Rights may become void if such persons or groups acquire 10% or more of the outstanding Common Stock or engage in attempts to acquire the Corporation without the approval of the Board of Directors of the Corporation.

Of the 2,000,000 authorized and unissued shares of Preferred Stock of the Corporation, 1,600,000 shares have been classified by the Board of Directors as Class A Preferred Stock potentially issuable in certain circumstances upon exercise of Rights under the Rights Agreement. Such shares of Class A Preferred Stock would be issued in prescribed fractional denominations (initially one one-thousandth of a share of Class A Preferred Stock, subject to adjustment in certain circumstances) having voting and dividend rights equivalent to one share of Common Stock. The Class A Preferred Stock would have a liquidation preference of $1,000 per share.

For further information concerning the Rights and the Rights Agreement, please refer to the registration statement on Form 8-A and the associated report on Form 8-K, each filed with the Commission on June 11, 1999 and any subsequent filings with the Commission concerning the Rights Agreement.

Information as to Certain Maryland Statutes

The Corporation is subject to the provisions of Subtitle 6 of Title 3 of the Maryland General Corporation Law. (Said Subtitle 6, sometimes known as the Maryland Business Combination Law, is referred to herein as the “MBCL”). The MBCL would prohibit certain future acquirors (“interested stockholders”) of 10% or more of the Corporation’s Common Stock, and their affiliates, from engaging in business combinations with the Corporation for a period of five years after such acquisition. After the five year period, a business combination with an interested stockholder or affiliate thereof may occur only (1) with a vote of 80% of the voting stock (including two-thirds of the stock not held by the interested stockholder and its affiliates), or (2) if certain fair price tests are met. “Business combination” is broadly defined in the MBCL to include mergers, consolidations, certain share exchanges, asset transfers and other transactions. The MBCL will not preclude or restrict any business combination with an interested stockholder if the Board of Directors of the Corporation approves or exempts the transaction before such person becomes an interested stockholder.

In addition to the MBCL, the Corporation is subject to the provisions of Subtitle 7 of Title 3 of the Maryland General Corporation Law (said Subtitle 7 being referred to herein as the “Control Share Act”). The Control Share Act causes persons who acquire beneficial ownership of stock at levels of 10%, 33% and more than 50% (“control share acquisitions”) to lose the voting rights of such stock unless voting rights are restored by the stockholders by vote of two-thirds of all the votes entitled to be cast on the matter (excluding stock held by the acquiring stockholder or the Corporation’s officers or employee directors). The Control Share Act affords a cash-out election for stockholders other than the acquiring stockholder (at an appraised value), payable by the Corporation, if the acquiring stockholder is given voting rights for more than 50% of the outstanding stock. Under certain circumstances, the Corporation may redeem shares acquired in a control share acquisition if voting rights for such shares have not been approved. The Board of Directors has power, exercisable through by-law amendment, to exempt in advance any control share acquisition from the Control Share Act.

In 1999, the Corporation became subject to Subtitle 8 of Title 3 of the Maryland General Corporation Law and related provisions, pursuant to which the Board of Directors was classified into three classes of directors. The classes have three-year staggered terms. Under this legislation, stockholders may remove directors, for cause, by a vote of the holders of at least two thirds of the outstanding common stock. Special meet ings of stockholders may be called by holders of at least a majority of the outstanding common stock. The power to fix the number of directors and to fill vacancies on the board is vested in the Board of Directors. The Board of Directors has power to cause the Corporation not to remain subject to some or all of the foregoing provisions.

Item 7. Financial Statements and Exhibits.

(b) Exhibits.

(3)(A)Charter and bylaws:

(1) Articles of Incorporation effective May 27, 1969 (Incorporated by reference to the Corporation’s Registration Statement on Form S-1, File No. 2-39545, Exhibit 3-A(1))

(2) Articles of Amendment effective June 6, 1969 (Incorporated by reference to the Corporation’s Registration Statement on Form S-1, File No. 2-39545, Exhibit 3-A(2))

(3) Articles Supplementary effective August 28, 1970 (Incorporated by reference to the Corporation’s Registration Statement on Form S-1, File No. 2-39545, Exhibit 3-A(3))

(4) Articles of Amendment effective December 14, 1970 (Incorporated by reference to the Corporation’s Registration Statement on Form S-1, File No. 2-39545, Exhibit 3-A(4))

(5) Articles Supplementary effective May 10, 1971 (Incorporated by reference to the Corporation’s Registration Statement on Form S-1, File No. 2-39545, Exhibit 3-A(5))

(6) Articles Supplementary effective July 30, 1971 (Incorporated by reference to the Corporation’s Registration Statement on Form S-1, File No. 2-41379, Exhibit 3-A(6))

(7) Articles of Amendment effective May 8, 1986 (Incorporated by reference to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 1993, Exhibit 3-A(7), Commission File No. 0-5127)

(8) Articles of Amendment effective April 29, 1988 (Incorporated by reference to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 1993, Exhibit 3-A(8), Commission File No. 0-5127)

(9) Articles Supplementary effective September 13, 1989 (Incorporated by reference to the Corporation’s Form 8-K filed September 27, 1989, Exhibit B attached to Exhibit 4-A, Commission File No. 0-5127)

(10) Articles Supplementary effective January 3, 1990 (Incorporated by reference to the Corporation’s Form 8-K filed January 9, 1990, Exhibit B attached to Exhibit 4-A, Commission File No. 0-5127)

(11) Articles of Amendment effective April 26, 1990 (Incorporated by reference to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 1990, Exhibit 3-A(11), Commission File No. 0-5127)

(12) Articles of Amendment effective April 30, 1997 (Incorporated by reference to the Corporation’s Registration Statement on Form S-4, File No. 333-43651, Exhibit 3(i)(L))

(13) Articles Supplementary effective June 9, 1999 (Incorporated by reference to the Corporation’s Registration Statement on Form S-8, No. 333-90307, Exhibit 4.1.M)

(14) Articles Supplementary effective September 30, 1999 (Incorporated by reference to Corporation’s Registration Statement on Form S-8, No. 333-90307, Exhibit 4.1.N)

(3)(B) Bylaws of the Corporation, as amended to date (Incorporated by reference to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-5127, Exhibit 3(B))

(4) Instruments defining the rights of security holders, including indentures:

A.	Rights Agreement dated as of June 8, 1999 between the Corporation and the Rights Agent, including Form of Rights Certificate and Articles Supplementary (Incorporated by Reference to Form 8-K of the Corporation filed June 11, 1999, Exhibit 4, Commission File No. 0-5127 and to Form 8-A of the Corporation filed June 11, 1999, Exhibits 1, 2 and 3, Commission File No. 0-5127)

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MERCANTILE BANKSHARES CORPORATION

By:	/s/ TERRY L. TROUPE
Terry L. Troupe, Chief Financial Officer

Date: June 13, 2003